June 8, 2006



Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 13, 2006
      File No. 1-8989


Dear Mr. Walker:

This letter confirms our phone conversation today concerning our response to your letter dated May 30, 2006 regarding the aforementioned filing of The Bear Stearns Companies Inc. Our written response will be sent to you by Thursday, June 29, 2006.

If you have any questions or require further information, please do not hesitate to contact me at (212) 272-6631.

Sincerely,

/s/ Jeffrey M. Farber
Jeffrey M. Farber
Controller
(Principal Accounting Officer)